Hongkong Electric Holdings Ltd.
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

22nd September 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
<u>File No. 82-4086</u>

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

> Joint Press Announcement published in the newspapers on 22nd September 2004 regarding Application to the Hong Kong Stock Exchange for Extension of time for sending Circular to Shareholders

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

dlw 10/1

Enc.
LW/jh

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

ANNOUNCEMENT

MAJOR TRANSACTION

Sale of certain assets relating to the "Daily Stop" convenience store retail business carried on in Hong Kong

The Directors announce that on 13 September 2004 the Vendor entered into a conditional agreement in relation to the sale of the Assets for an aggregate consideration of HK$105 million (subject to adjustments).

The net proceeds from the Disposal will be used for general working capital purposes.

The Disposal constitutes a major transaction of SCMP pursuant to Chapter 14 of the Listing Rules.

A circular of SCMP containing, among other things, details of the Agreement and a notice convening a special general meeting of SCMP will be despatched to the shareholders of SCMP as soon as practicable.

Shareholders of SCMP should note that the Agreement is conditional upon a number of Conditions which may or may not be fulfilled. Accordingly, shareholders of SCMP and the public should exercise caution when dealing in the shares of SCMP.

Trading in the shares of SCMP was suspended at the request of SCMP with effect from 9:30 a.m. on 13 September 2004 pending the release of this announcement. An application will be made by SCMP for trading in the shares of SCMP to resume with effect from 9:30 a.m. on 16 September 2004.

THE DISPOSAL

Parties to the Agreement

Vendor: SCMP Retailing (HK) Limited

Purchaser: The Dairy Farm Company, Limited

To the best of the Director's information, knowledge and belief, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owner(s) are third parties independent of SCMP and are not connected with the directors, chief executive or substantial shareholders of SCMP or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Agreement

The Agreement provides for the sale by the Vendor and the purchase by the Purchaser of the Assets. The Assets comprise certain rights and tangible and intangible assets relating to the Business (including, but not limited to, certain fixed assets and other assets used in connection with the Business (such as, the stock relating to the Business (other than the Excluded Stock)), the trade name, trade mark and logo "Daily Stop" and "地利店", the records relating to the Stores, the Leases and certain other contracts relating to the Business).

Conditions

Completion of the Agreement is subject to and conditional upon:

(a) the Warranties remaining true and accurate in all material respects and not misleading in any material respect as at the date of the Agreement and as at Completion;

(b) the approval of the terms of the Agreement by the shareholders of SCMP in a duly convened special general meeting of SCMP having being obtained;

(c) the assignment or novation of the existing Leases from the Vendor to the Purchaser or the entry into new leases or offer letters by the Lessors and the Purchaser in place of such Leases or the *written consent of the relevant Lessors in respect of the foregoing being obtained in respect of* the agreed minimum number of Stores (described in paragraph (d) below); and

(d) at least the agreed minimum number of Stores being handed over to the Purchaser on Completion.

The Purchaser may waive all or any of the Conditions set out in paragraphs (a), (c) and (d) above at any time by notice in writing.

If the Conditions set out in paragraphs (a), (c) and (d) are not fulfilled or waived by the Purchaser by 30 November 2004 (or such other date as the parties may agree in writing), the Purchaser may, among other things, rescind the Agreement.

Completion

Completion shall take place at 11:00 a.m. on the 7th day following the date of the written notice of Completion, which shall be issued by the Vendor to the Purchaser as soon as possible after the Conditions set out in sub-paragraphs (b) and (c) of the paragraph headed "Conditions" above have been obtained or (in the case of the Condition set out in sub-paragraph (c) of the paragraph headed *"Conditions" above) waived by the Purchaser, or at such other time as the parties may agree in* writing. In the event that such 7th day shall fall on a day that is not a business day, then Completion shall take place on the first business day immediately following such 7th day.

In the event that either party is unable to comply with its Completion obligation, the party not in breach has the right to rescind the Agreement.

In the event that the Agreement is rescinded, the provisions of the Agreement will have no effect and no party shall have any liability under it (without prejudice to the rights of any party in respect of antecedent breaches), save that the Purchaser shall, among other things, provide all reasonable assistance to the Vendor to unwind transactions effected in connection with the proposed assignment or novation of the Leases or the entry into new leases or offer letters to replace such Leases and comply with its confidentiality provisions under the Agreement and save for certain provisions in respect of the payment of the Deposit (which is described in greater detail in the paragraph headed "Consideration for the Disposal" below) and certain indemnities and warranties given by the Purchaser to the Vendor under the Agreement.

Consideration for the Disposal

The consideration for the sale and purchase of the Assets is HK$105 million (subject to adjustments as described below), of which HK$10.5 million (the "Deposit") has been paid by the Purchaser in cash by way of deposit and which is held in escrow by the Vendor's solicitors, HK$89.5 million will be paid by the Purchaser in cash upon Completion while the remaining balance of HK$5 million (the "Retention Fund") will be paid in the manner described in the paragraph headed "Retention Fund" below.

If Completion does not take place on or before 30 November 2004 (or such other date as the parties may agree in writing) solely as a result of the non-fulfillment of the Condition set out in sub-paragraph (b) of the paragraph headed "Conditions" above, the Deposit together with all interests accrued thereon shall be released by the escrow agent to the Purchaser. If Completion does not take place on or before 30 November 2004 (or such other date as the parties may agree in writing) for any other reason, the Vendor shall be entitled to retain the Deposit together with all interests accrued thereon.

The consideration of HK$105 million has been agreed after arm's length negotiations between the parties taking into consideration, the number, size and location of Stores through which the Business is being conducted, the value of the related Assets (including, among other things, the expected book value of the fixed assets and of the stock relating to the Business (other than the Excluded Stock) at Completion) and the agreed value of each Store, which was agreed by the parties after arm's length negotiations. Based on the information currently available, it is expected that the number of Stores through which the Business will be conducted at the time of Completion will be 86.

The consideration for the sale and purchase of the Assets shall be adjusted by deducting therefrom:

(1) the agreed value of any Store the possession of which has not been handed over at Completion;

(2) any shortfall in the aggregate book value of the stock to which the Disposal relates (calculated on bases agreed by the parties and which will be determined in accordance with the joint stock verification exercises described in the paragraph headed "Retention Fund" below), which is described in greater detail in the paragraph headed "Retention Fund" below; and

(3) the book value of any fixed assets which are missing and cannot be accounted for at any location or which are not in working order or repair (calculated on bases agreed by the parties), which is described in greater detail in the paragraph headed "Retention Fund" below,

provided that, in respect of the Stores handed over after Completion but on or before the Long Stop Date, the Purchaser shall pay the relevant portion of the consideration related thereto (as calculated by reference to the pre-agreed value for the relevant Store) to the Vendor on the relevant completion date relating to that Store.

Retention Fund

The Retention Fund will be retained by the Purchaser for a period of 9 months from the date of Completion (the "Warranty Period") as retention money. The Vendor and the Purchaser will conduct joint stock take verification exercises in respect of all the stock to which the Disposal relates. The Retention Fund will be used to cover, among other things, any shortfall of the aggregate stock value in relation to all such stock (excluding Excluded Stock), as determined by joint verification exercises conducted by the parties on bases agreed by the parties, below the sum of HK$10 million.

The parties will also conduct joint fixed asset verification exercises after Completion and after the handover of Stores post-Completion (i.e., after Completion but on or before the Long Stop Date). If there is any fixed asset which is missing and cannot be accounted for at any location or which is not in working order (as determined by the joint verification exercise conducted by the parties), the Retention Fund will also be used to cover the book value of such fixed assets (calculated on bases agreed by the parties).

In addition, deduction may also be made from the Retention Fund in respect of any sums payable by the Vendor to the Purchaser in respect of successful and agreed warranty claims made by the Purchaser against the Vendor during the Warranty Period. Within 3 days of the expiry of the Warranty Period, the Retention Fund or the remaining balance thereof shall be paid by the Purchaser to the Vendor, subject to certain agreed deductions for unsettled warranty claims. In the event that the amount so deducted for unsettled warranty claims shall exceed the aggregate amount finally adjudicated or agreed as being payable in respect of the same, an amount equal to such excess shall be paid to the Vendor upon final settlement of such claims.

Financial effects of the Disposal

The unaudited net loss both before and after taxation and extraordinary items of the Vendor which is attributable to the Business for the financial year ended 31 December 2003 was approximately HK$1.3 million. (The unaudited net loss both before and after taxation and extraordinary items of the Vendor which is attributable to the Business for the financial year ended 31 December 2003 was the same as no tax was payable in respect of that financial year due to the net loss position of the Vendor nor were there any extraordinary items of the Vendor which were attributable to the Business for the same period.) The unaudited net profit before and after taxation and extraordinary items of the Vendor which is attributable to the Business for the financial year ended 31 December 2002 were approximately HK$1.0 million and HK$1.3 million, respectively. The unaudited net asset value of the Business as at 31 December 2003 was approximately HK$9.4 million. The above information relating to the Business has been provided on an unaudited basis since the audited accounts of the Vendor for the financial years ended 31 December 2003 and 2002 related to the entire operation of the Vendor during that period, which comprised of the Business as well as the health product retail chain, Health Plus, which was disposed of by the Vendor in June 2003 to a party which, insofar as the Directors are aware, is not *related to the Purchaser or its ultimate beneficial owner(s).*

Based on the consideration for the Assets of HK$105 million, SCMP expects to recognise in its income statement a gain (net of expenses) of approximately HK$76 million as a result of the Disposal, assuming that there is no material adjustment to the purchase consideration as described in the paragraph headed "Consideration for the Disposal" above. Such gain is calculated with reference to the unaudited net book value of the Assets as at 31 July 2004. The actual gain for the Vendor resulting from the Disposal will be determined at the date of handover of the last Store and the amount may be different from that as shown above.

Reasons for entering into, and benefit of, the Disposal

The Directors are of the view that the Disposal represents a good opportunity for the Vendor to dispose of the Assets and to realise a reasonable profit from its investment in the Business.

The net proceeds from the Disposal will be used for general working capital purposes.

Other material aspects of the Disposal

As a term of the Agreement, the Purchaser has requested SCMP to give certain confidentiality, non-compete and non-solicitation undertakings to the Purchaser at the time of Completion.

In respect of Stores which are not handed over to the Purchaser at Completion, the Purchaser will:

(i) supply stock to any such Store, if so requested by the Vendor, from the Completion Date until the earlier of the date of hand over of such Store or the Long Stop Date pursuant to the terms of the Stock Supply Agreement (as defined in the Agreement). This will facilitate the continued operations of the Stores which are not handed over to the Purchaser at Completion; and

(ii) grant to the Vendor a non-exclusive, non-assignable, royalty free licence for the use of the trade name, trade mark and logo "Daily Stop" and "地利店" in Hong Kong during the period from the Completion Date until the end of 3 months after the Long Stop Date.

In addition to the Agreement, the Purchaser has also undertaken to enter into:

(1) an agreement with effect from Completion until the expiry of a period of 3 years after the Long Stop Date with South China Morning Post Publishers Limited, a fellow subsidiary of the Vendor, pursuant to which South China Morning Post Publishers Limited shall be entitled to use the top shelf newspaper rack position and to have the exclusive right to display header cards above such top shelf newspaper rack at all of the Stores transferred to the Purchaser pursuant to the Agreement; and

(2) a one-year agreement with South China Morning Post Publishers Limited, a fellow subsidiary of the Vendor, which agreement will become effective from the date on which the existing agreement between South China Morning Post Publishers Limited and the Purchaser expires (i.e., 15 August 2005), pursuant to which South China Morning Post Publishers Limited shall be entitled to use the top shelf newspaper rack position and to have the exclusive right to display header cards above the top shelf newspaper rack at all of the Purchaser's 7-Eleven convenience stores in Hong Kong (excluding, the Stores) from time to time,

in each case, subject to the terms and conditions set out in such agreements.

Further Announcement

If there is any waiver or non-fulfillment of the Conditions or if either party rescinds the Agreement or any material adjustment is made to the consideration for the sale and purchase of the Assets after Completion (as detailed in the paragraph headed "Consideration for the Disposal" above), SCMP will make a further announcement as and when appropriate.

Terms of the Agreement

The terms of the Agreement were arrived at after arm's length negotiations between the parties, and, taking into consideration the factors described in the paragraph headed "Reasons for entering into, and benefit of, the Disposal" above, the Directors consider that the terms of the transaction (including, the giving of the confidentiality, non-compete and non-solicitation undertakings to the Purchaser at the time of Completion as described in the first sub-paragraph under the paragraph headed "Other material aspects of the Disposal" above) are fair and reasonable and are in the interests of SCMP and its shareholders as a whole.

Information on SCMP and the Purchaser

The SCMP Group is engaged principally in newspaper and magazine publishing. In addition, the SCMP Group also engages in the Business through the Vendor, which is a wholly-owned subsidiary of SCMP, a business which it will cease to engage in after completion of the Disposal, and book publishing, video and film post-production, property investment and entertainment business. The SCMP Group publishes and distributes *South China Morning Post, Sunday Morning Post* and leading Chinese editions of international magazine titles in Hong Kong. For the six months ended 30 June 2004, the SCMP Group reported unaudited consolidated turnover of approximately HK$697.6 million and unaudited consolidated net profit of approximately HK$111.4 million.

During the same period, the SCMP Group's publishing business accounted for approximately 67% of its consolidated turnover and approximately 93% of operating profits.

The Purchaser is a wholly-owned subsidiary of Dairy Farm International Holdings Limited, a company which has its primary listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. Dairy Farm International Holdings Limited and its associates operate 2,680 retail outlets in Asia including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishing stores, and restaurants.

Major transaction

The Disposal constitutes a major transaction of SCMP pursuant to Chapter 14 of the Listing Rules and is therefore subject to compliance with the relevant requirements of the Listing Rules, including the approval by the shareholders of SCMP.

As the Directors believe the interests of all shareholders of SCMP to be the same in relation to the Disposal, no shareholder will be required to abstain from voting on the matter.

A circular of SCMP containing, among other things, details of the Agreement and a notice convening a special general meeting of SCMP will be despatched to the shareholders of SCMP as soon as practicable.

Shareholders of SCMP should note that the Agreement is conditional upon a number of Conditions which may or may not be fulfilled. Accordingly, shareholders of SCMP and the public should exercise caution when dealing in the shares of SCMP.

Trading in the shares of SCMP was suspended at the request of SCMP with effect from 9:30 a.m. on 13 September 2004 pending the release of this announcement. An application will be made by SCMP for trading in the shares of SCMP to resume with effect from 9:30 a.m. on 16 September 2004.

Definitions

"Agreement"	the conditional sale and purchase agreement dated 13 September 2004 entered into between the Vendor and the Purchaser in relation to, among other things, the disposal by the Vendor of the Assets;
"Assets"	certain tangible and intangible assets of the Vendor relating to the Business as described in the paragraph headed "The Agreement" of this announcement;
"Business"	means the convenience store retail business presently carried on in Hong Kong by the Vendor at the Stores under the name "Daily Stop" or "地利店";
"Completion"	the completion of the sale by the Vendor and the purchase by the Purchaser of the Assets in accordance with the terms of the Agreement;
"Conditions"	the conditions precedent to Completion as described in the paragraph headed "Conditions" of this announcement;
"Directors"	the directors of SCMP as at the date of this announcement;
"Disposal"	the sale by the Vendor, and the purchase by the Purchaser, of the Assets and the other matters contemplated by the Agreement;
"Excluded Stock"	the following stock of the Business which has been agreed to be excluded from the Assets to be sold to the Purchaser pursuant to the Agreement: (a) all damaged stock; (b) stock, except for dairy products, batteries, film and medicinal items, that is less than 2 months from its expiry date; (c) batteries, film and medicinal items with an expiry date that is less than 3 months from its expiry date; (d) dairy products that are less than 7 days from their respective expiry dates; (e) newspapers which are not the current day's edition; and (f) magazines which are not editions of the preceding week, current week, preceding month or current month (as the case may be);
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;
"Leases"	the leases, tenancy agreements, offer letters or other documents granted or agreed to be granted to the Vendor or pursuant to which the Vendor holds or occupies the Stores which are subsisting at Completion;
"Lessors"	the parties who granted the Leases to the Vendor;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Long Stop Date"	31 December 2004 (or such other date as the Vendor and the Purchaser may mutually agree in writing);
"Purchaser"	The Dairy Farm Company, Limited, a company incorporated in Hong Kong with limited liability;
"SCMP"	SCMP Group Limited (SCMP集團有限公司*), a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange;
"SCMP Group"	SCMP and its subsidiaries;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Stores"	the stores relating to the Business which are operated by the Vendor and/or held or occupied by the Vendor pursuant to the Leases and those which are operated by the franchisees of the Business which are agreed to be transferred to the Purchaser pursuant to the terms and subject to the conditions of the Agreement, and "Store" shall mean any one of them;
"Vendor"	SCMP Retailing (HK) Limited, a company incorporated in Hong Kong with limited liability and which is a wholly-owned subsidiary of SCMP;
"Warranties"	the representations, warranties and undertakings given by the Vendor contained or referred to in the Agreement.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 15 September 2004

As at the date hereof, the Board comprises Mr. Kuok Khoon Ean (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Mr. Ronald J. Arculli#, Tan Sri Dr. Khoo Kay Peng, Ms. Kuok Hui Kwong, Mr. Peter Lee Ting Chang#, Dr. The Hon. David Li Kwok Po# and Mr. Robert Ng Chee Siong.

\# *Independent Non-executive Director*

* *For identification purpose only*